Via EDGAR

CHECK-CAP BUILDING
ABBA HUSHI AVENUE
P.O. BOX 1271
ISFIYA, 30090
MOUNT CARMEL, ISRAEL

February 11, 2015

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Check-Cap Ltd.
Amendment No. 2 to Registration Statement on Form F-1 (No. 333-201250)
Filed on January 23, 2015

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated February 9, 2015 (the “Comment Letter”), to Guy Neev, Chief Executive Officer of Check-Cap Ltd. (the “Company”), regarding Amendment No. 2 to the Registration Statement on Form F-1 (No. 333-201250) (the “Registration Statement”) filed by the Company on January 23, 2015. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Registration Statement.

Pontifax Warrants, page 132

1.            We see that you issued warrants to purchase an aggregate of 221,539 ordinary shares at an exercise price of NIS 0.20 per share to the Pontifax entities in consideration of their commitment to provide the company business development services for no consideration. We also note from your disclosure that subsequent to the issuance of the warrants, there were changes to the exercise price and vesting terms. Please explain to us your accounting treatment for these warrants.

Response:  The Staff is advised that the warrants issued to the Pontifax entities will be accounted for as share-based awards to be recognized over their vesting period (assumed to be two years) and upon acceleration thereof, all remaining unrecognized costs would be immediately recognized, in accordance with the provisions of IFRS 2 Share-Based Payments. The modification of the terms of the warrants decreased the fair value of the warrants and hence, no additional costs are required to be recognized upon modification. The grant of the warrants occurred after June 30, 2014 and accordingly, the above treatment will be reflected in the financial statements for the year ended December 31, 2014.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
February 11, 2015

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at +972-4-830-3401. In addition, please contact Mitchell S. Nussbaum or Angela M. Dowd of Loeb & Loeb LLP at (212) 407-4159 or (212) 407-4097, respectively, if you have any questions or require additional information.

Sincerely,

CHECK-CAP LTD.

/s/ Guy Neev
Name:	Guy Neev
Title:	Chief Executive Officer